Exhibit 12.1

NATIONAL FINANCIAL PARTNERS CORP.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(Amounts in thousands of dollars, except ratios)

	Years Ended December 31,									Three Months Ended March 31,
	2001	2002		2003		2004		2005		2006
Earnings Available for Fixed Charges:

Income before income taxes	$(3,821)	$24,730		$46,839		$72,107		$97,013		$16,158

Add:
Interest Expense	$1,899	$2,335		$2,560		$1,113		$4,110		$1,355
Amortization of debt-related expenses	182	291		425		487		920		84
Appropriate portion of rents (A)	1,740	2,060		2,540		2,920		3,640		1,060

	3,821	4,686		5,525		4,520		8,670		2,499

Earnings available for fixed charges	$—	$29,416		$52,364		$76,627		$105,683		$18,657

Fixed Charges:
Interest Expense	$1,899	$2,335		$2,560		$1,113		$4,110		$1,355
Amortization of debt-related expenses	182	291		425		487		920		84
Appropriate portion of rents (A)	1,740	2,060		2,540		2,920		3,640		1,060

Total Fixed Charges	$3,821	$4,686		$5,525		$4,520		$8,670		$2,499

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (B)	—	6.28	x	9.48	x	16.95	x	12.19	x	7.47	x

(A)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately twenty percent of total rental expense.
(B)	Dividends paid on preference securities issued would be included as fixed charges and therefore impact the ratio of earnings to combined fixed charges and preferred dividends. As of the date of this prospectus, we have not issued any shares of our preferred stock.